20170118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2017

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Isham:

This is in regard to your letter dated February 1, 2017 concerning the shareholder proposal submitted by the National Center for Public Policy Research for inclusion in Walmart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Walmart therefore withdraws its January 30, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

February 1, 2017

VIA E-MAIL to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of the National Center for Public Policy Research
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 30, 2017, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company") could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the National Center for Public Policy Research ("Proponent").

Enclosed as Exhibit A is a letter dated January 31, 2017 delivered via electronic mail, from Mr. Justin Danhof withdrawing the Proposal on behalf of the Proponent. In reliance on this letter, we hereby withdraw the January 30, 2017 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures
cc: Justin Danhof, the National Center for Public Policy Research

EXHIBIT A

Korvin, David

From: Justin Danhof <jdanhof@nationalcenter.org>
Sent: Tuesday, January 31, 2017 4:48 PM
To: Kristopher Isham - Legal
Subject: NCPPR Withdrawal
Attachments: Walmart 2017 NCPPR Proposal Withdrawal.pdf

Hi Kris,

Attached please find a letter withdrawing the National Center for Public Policy Research's proposal from consideration at the 2017 Walmart annual shareholder meeting. Let me know if there is anything else that you need from our end.

Best,
Justin

Justin Danhof, Esq. | General Counsel and Director of the Free Enterprise Project
NATIONAL CENTER FOR PUBLIC POLICY RESEARCH
20 F St, NW |Suite 700|Washington, DC 20001|
Office: (202) 507-6398 | Cell: (603) 557-3873 |
jdanhof@nationalcenter.org

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 31, 2017

Via Email

Kris Isham, Associate General Counsel - Corporate
Wal-Mart Stores, Inc.
Legal Department – Corporate Division
702 S.W. 8th Street
Bentonville, AR 72716-0215

RE: Stockholder Proposal of the National Center for Public Policy Research

Dear Mr. Isham,

Thank you very much for talking to us about the important issues raised in our proposal. We note specifically that you have indicated that Wal-Mart Stores, Inc. agrees that it "does not discriminate, in hiring or employment, with regard to the Title IX exemption status of any college or university."

As a result, we believe that Wal-Mart Stores, Inc. has already substantially implemented our proposal and I am writing now to formally withdraw it from consideration at the 2017 meeting of Wal-Mart shareholders. Furthermore, should at any point the company find itself in a position in which it would be useful for it to speak with groups engaged in the protection of religious liberty or any of our Constitutional or human rights, I hope you will feel free to call reach out to us at the National Center for Public Policy Research. We work with dozens of institutions committed to the protection of these rights, and I think it is fair to say that with a coalition this large, we can provide insight, including privately, on what's going on within very many issue areas that, if handled incorrectly, can become unnecessarily controversial.

Sincerely,

Justin Danhof, Esq.

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 30, 2017

VIA E-MAIL to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of National Center for Public Policy Research
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** The proponent requests Wal-Mart Stores, Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations because: (A) it relates to the Company's management of its public relations; (B) it relates to the Company's management of its workforce; and (C) it does not focus upon a significant policy issue.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." The mere fact that a proposal or supporting statement mentions or touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered excludable," the Staff has indicated that proposals relating to both ordinary business matters and significant social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. 1998 Release.

Moreover, framing a shareholder proposal in the form of a request for a report, including requesting a report of certain risks, does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). A proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. The Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), that in evaluating shareholder proposals that request a risk assessment the Staff:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

A. *The Proposal Relates To The Manner In Which The Company Conducts Its Public Relations.*

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company interacts with the public and conducts its public relations. Specifically, the Proposal asks for a report detailing the known and potential risks and costs to the Company related to public pressure campaigns.

The Staff has concurred that decisions regarding a company's public relations are part of a company's ordinary business operations. For example, in *Johnson & Johnson.* (avail. Jan. 12, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal asking that the company review its pricing and marketing policies and issue a report disclosing how the company intended "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff noted that it allowed exclusion because the proposal "relat[es] to [the company's] ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (avail. July 14, 2009) (permitting exclusion of a proposal requesting a report "addressing issues related to American Indian peoples, including [the company's] efforts to identify and disassociate from any names, symbols and imagery which disparage American Indian peoples in products, advertising, endorsements, sponsorships and proportions" because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (avail. Nov. 30, 2007) (permitting the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to the company's ordinary business operations); *Tootsie Roll Indus. Inc.* (avail. Jan. 31, 2002) (concurring with exclusion under Rule 14a-8(i)(7) asking the company to identify and disassociate from any offensive imagery to the American Indian community in product marketing and advertising because the proposal related to "the manner in which a company advertises its products"); *E.I. du Pont de Nemours and Co.* (avail. Feb. 23, 1993) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting the company take an active role against the environmental movement stating the matter relates to the company's "advertising and public relations policy"); *Apple Computer, Inc.* (avail. Oct. 20, 1989) (concurring with exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company create a committee to regulate public use of the company's logo, stating the matter appeared directed toward "operational decisions with respect to advertising, public relations and related matters").

Similar to *Johnson & Johnson* and the other precedents cited above, the Proposal requests a report that would include information about how the Company would respond to public pressure regarding certain pressure campaigns. Specifically, the Proposal requests that the Company prepare a report about risks and costs to the Company of various types of public relations campaigns. Much like *Johnson & Johnson*, the Proposal's focus on current specific public relations topics and the Company's response to these topics would result in inappropriate shareholder involvement with the Company's management of its public relations. By requesting that the Company disclose how the Company assesses the risks and costs of various public pressure campaigns (without regard to whether such campaigns are directed at the Company), the Proposal seeks to introduce shareholder oversight of a routine aspect of the Company's public relations and marketing activities. As discussed above, the Proposal's request for a report "detailing known and potential risks and costs" of the pressure campaign does not change this analysis. Per the Staff's guidance in SLB14E, in evaluating a proposal that requests a risk assessment "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will focus on the subject matter to which the risk pertains or that gives rise to the risk." One of the "subject matter[s] to which the risk pertains" in this case is the Company's public relations and, as the examples of *Johnson & Johnson*, *E.I. du Pont de Nemours*, and *Apple Computers* show, the manner in which a company conducts its public relations is a matter of ordinary business. Accordingly, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. *The Proposal Is Excludable Because It Relates To The Company's Management Of Its Workforce.*

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce, including its relationship with employees. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 14, 2012), the Staff concurred in the exclusion of a proposal requesting that a company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees. *See also Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); *Merck & Co., Inc.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company"); *W.R. Grace & Co.* (avail. Feb. 29, 1996) (concurring in the exclusion of a proposal requesting that the company implement a "high-performance" workplace based on policies of workplace democracy and worker participation). The Staff also consistently has concurred in the exclusion of proposals that relate to management of the employee workforce. *See e.g., Donaldson Company, Inc.* (avail. Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights); *McDonald's Corp.* (avail. Mar. 19, 1990) (concurring that a proposal regarding various Company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

Further, the Staff has specifically concurred that managing a company's relationship with its employees and policies relating to its employees are part of the ordinary business of companies and, thus, proposals related to such matters are excludable under Rule 14a-8(i)(7). For example, in *Deere & Co.* (avail. Nov. 14, 2014 *recon. denied* Jan. 5, 2015) the Staff concurred in exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response the Staff explained that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015), the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. The company argued that the adoption of anti-discrimination principles involved "decisions with respect to, and modifications of the way the company manages its workforce and employee relations" that were "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." In allowing exclusion, the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis. *See also Bristol-Myers Squibb Co.* (avail. Jan. 7, 2015) (concurring in the exclusion of a proposal suggesting the adoption of employee anti-discrimination principles related to engaging in political and civic expression, stating that the proposal related to the company's "policies concerning [the company's] employees"); *Yum! Brands, Inc.* (avail. Jan. 7, 2015) (same).

Similarly, the Proposal directly addresses management of the Company's employees by requesting a report relating to how the Company plans to deal with public pressure campaigns that may affect its employees. Specifically, the Proposal requests that the Company prepare a report "detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by" public pressure campaigns. In seeking information regarding the Company's strategies it "may deploy to defend" its employees the Proposal is imposing upon the "decisions with respect to . . . the way the company manages its workforce and employee relations," just like the proposal in *The Walt Disney Co.* The strategies the Company may deploy with respect to addressing possible discrimination and harassment from the public directed to its employees involve workforce management considerations that are, like the proposal in *The Walt Disney Co.*, "multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of the shareholders." The Proposal is analogous to the proposals in *Bank of America* and *Wal-Mart Stores, Inc.* in that it focuses on the Company's employee relationships through its employee policies and practices. For example, the supporting statement recommends an evaluation of the risks and costs of "negative effects on employee hiring and retention caused by such pressure campaigns." Employee hiring and retention are significant elements that contribute to the Company's ordinary business of management of its workforce and the Company's relationship with its employees.

That the Proposal asks for a report on these ordinary business matters does not change the conclusion that the Proposal can be excluded pursuant to Rule 14a-8(i)(7). As previously discussed, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. 1983 Release. Nor, as discussed previously, does the Proposal's request for a report about risks to the Company change the analysis, because in its evaluation, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff has indicated it] will focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB 14E. The "subject matter to which the risk pertains" here is the Company's management of its workforce, including hiring and retention issues, with respect to potential discrimination or harassment by third parties. The Proposal's request for a report implicating the Company's strategies in how to manage its relationship with its employees specifically related to these public pressure campaigns is thus analogous to the proposals in *Bank of America*, *Deere & Co.*, *Yum! Brands*, and the related lines of Staff precedent. The Proposal therefore is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

C. *The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On Significant Policy Issues.*

The precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7) because it relates to the Company's management of its workforce and the manner in which it conducts its public relations. In line with the 1998 Release, the Staff consistently has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as human rights or discrimination. For instance, in *Apache Corp.* (avail. Mar. 5, 2008), the Staff concurred that a company could exclude a proposal requesting that the company "implement equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity." Even though the proposal in *Apache Corp.* referenced discrimination issues based on sexual orientation and gender identity, the company argued that the proposal and the principles "did not transcend the core ordinary business matters" of the company. The principles mentioned included a request for efforts by the company "to prohibit discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity," "prohibit discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity," and "refrain from barring corporate charitable contributions to groups and organizations based on sexual orientation." The Staff concurred in its exclusion under Rule 14a-8(i)(7), stating "in particular that some of the principles [mentioned in the proposal] related to [the company's] ordinary business operations." *See also FedEx Corp.* (avail. July 14, 2009); *The Walt Disney Co.* (avail. Nov. 30, 2007).

Here, as discussed above, the Proposal relates to ordinary business matters: the manner in which the Company conducts its public relations and the Company's management of its workforce. The Proposal references to human rights and possible discrimination and harassment by the public do not "transcend the day-to-day business matters" such that the proposal would not be excludable pursuant to Rule 14a-8(i)(7). *See* 1998 Release. The Proposal mentions human rights generally at the beginning of the Proposal but does not go further than mentioning generally that human rights is a significant policy issue. The Proposal also discusses discrimination in its resolved clause and supporting statement but the Proposal's request itself is for an analysis and report on the Company's public relations and employee relations. That the proposal seeks to invoke issues that, in different contexts, have been found to implicate significant policy issues is not sufficient to avoid exclusion under Rule 14a-8(i)(7) when presented in the context of a proposal that fails to "transcend the day-to-day business matters" that it addresses. The Proposal is similar to the proposal in *Apache Corp.*, where the principles cited by the company included discussion of discrimination but ultimately did not focus on the significant policy issues mentioned such as to "transcend the day-to-day business matters" of the company. Instead, the proposal in *Apache Corp.* focused on the ordinary business operations of the company including its employee compensation, advertising and public relations policies, and practices. Just as in *Apache Corp.*, the Proposal's request does not transcend the ordinary business considerations of the Company to focus on a significant policy issue on which it is appropriate for shareholders to vote.

The Company is aware of the Staff's decision to deny exclusion in *Procter & Gamble Co.* (avail. Aug. 16, 2016). In *Procter & Gamble*, the proposal requested a report with information about how the company would respond to certain governmental policies including relating to defending employees from discrimination and harassment as a result of those policies. We note that in its denial the Staff stated that it was "unable to conclude that [the company] ha[d] met its burden of establishing that it may exclude the proposal under Rule 14a-8(i)(7). In contrast to *Procter & Gamble*, this no-action request argues that management of a Company's workforce, including its relationship with its employees, are matters of ordinary business. Additionally, the Proposal implicates, and this no-action requests addresses, an additional ordinary business item which was not at issue in *Procter & Gamble*: the Company's management of its public relations. By contrast, *Procter & Gamble* related to how the company was responding to specific legal mandates, not to how the company was responding to various types of public relations campaigns that might be conducted by advocacy groups. Because the Proposal's request is directly related to the Company's ordinary business operations and does not transcend those ordinary business operations, similar to the proposals discussed above, we believe that the Proposal may be excluded under Rule 14a-8(i)(7) despite touching upon the topics of human rights and discrimination.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence regarding this matter to me at Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT A

From:	Justin Danhof
To:	Kristopher Isham - Legal
Subject:	NCPPR 2017 Proposal
Date:	Tuesday, December 20, 2016 3:33:59 PM
Attachments:	Walmart 2017 Proposal Pack.pdf

Hi Kris,

I sent the attached shareholder proposal for inclusion in Walmart's 2017 proxy statement out today, but I figured I would email you all a copy as well.

Best,
Justin

Justin Danhof, Esq. | General Counsel and Director of the Free Enterprise Project
NATIONAL CENTER FOR PUBLIC POLICY RESEARCH
20 F St, NW |Suite 700|Washington, DC 20001|
Office: (202) 507-6398 | Cell: (603) 557-3873 |
jdanhof@nationalcenter.org

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via U.S. Mail (Overnight Delivery)

December 20, 2016

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc., (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Wal-Mart Stores, Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Wal-Mart Stores, Inc. prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 23, 2016

<u>VIA OVERNIGHT MAIL AND EMAIL</u>

Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
20 F Street, N.W.
Suite 700
Washington, D.C. 20001

Dear Mr. Danhof:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 20, 2016, the shareholder submission you submitted on behalf of the National Center for Public Policy Research (the "Proponent") entitled "Report on Certain Non-Discrimination Principles" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Submission").

The Submission contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Submission was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 20, 2016, the date the Submission was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 20, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms,

reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 20, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 20, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 20, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank

confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, pursuant to Rule 14a-8(c) under the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Submission constitutes more than one shareholder proposal. Specifically, while parts of the Submission relate to non-discrimination principles, we believe that the final paragraph requesting that the Company "adher[e] to equal and fair employment practices" addresses a separate proposal. The Proponent can correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposal the Proponent would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Geoffrey W. Edwards, the Company's Senior Associate General Counsel, at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-021. Alternatively, you may transmit any response by facsimile to Mr. Edwards at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact Mr. Edwards at (479) 204-6483. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

EAI/amw

cc: Geoffrey W. Edwards, Wal-Mart Stores, Inc.

Enclosures

From:	Justin Danhof
To:	Fortt, Sarah E.
Subject:	Re: WMT Correspondence
Date:	Friday, December 23, 2016 5:10:48 PM
Attachments:	Walmart 2017 Ownership Pack.pdf

Hi Sarah,

I sent the ownership materials via FedEx yesterday. I've attached a copy here as well.

Best,
Justin

Justin Danhof, Esq. | General Counsel and Director of the Free Enterprise Project
NATIONAL CENTER FOR PUBLIC POLICY RESEARCH
20 F St, NW |Suite 700|Washington, DC 20001|
Office: (202) 507-6398 | Cell: (603) 557-3873 |
jdanhof@nationalcenter.org

From: "Fortt, Sarah E." <SFortt@gibsondunn.com>
Date: Friday, December 23, 2016 at 5:04 PM
To: "jdanhof@nationalcenter.org" <jdanhof@nationalcenter.org>
Subject: WMT Correspondence

Attached on behalf of our client, Wal-Mart Stores, Inc., please find correspondence that will also be overnighted to you.

Best,
Sarah

Sarah E. Fortt

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.887.3501 • Fax +1 202.530.4249
SFortt@gibsondunn.com • www.gibsondunn.com

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

December 22, 2016

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Wal-Mart Stores, Inc. on December 20, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Gordon Y. Allison, Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

December 22, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Allison,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 12/20/2016, the National Center for Public Research held, and has held continuously for at least one year 51 shares of the Wal-Mart Stores, Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research